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                               February 14, 2023

       Deepika Vuppalanchi
       Chief Executive Officer
       Syra Health Corp
       1119 Keystone Way N. #201
       Carmel, IN 46032

                                                        Re: Syra Health Corp
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted January
30, 2023
                                                            CIK No. 0001922335

       Dear Deepika Vuppalanchi:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1 submitted January 30, 2023

       General

   1. We note your revised disclosure on the Selling Stockholder Prospectus cover page that the
                                                        "selling stockholders
must sell their shares at a fixed price per share of $ , which is the per share price of the
shares being offered in our initial public offering, until such time as our shares are listed on a
national securities exchange." However, your disclosure in the subsequent paragraph
states that "we will not complete this offering unless we are so listed," and you have
added disclosure showing the IPO pricing, which indicates that the
                                                        IPO will be complete
when the resale prospectus is in use. Please clarify whether your revised disclosure is
intended to permit the selling stockholders to sell prior to the successful listing of
your Class A common stock on Nasdaq, and, if so, please explain
 Deepika Vuppalanchi
Syra Health Corp
February 14, 2023
Page 2
      how this is permissible given that listing is a condition to both your initial public and resale offerings.
       You may contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.



                                                             Sincerely,
FirstName LastNameDeepika Vuppalanchi
                                                             Division of
Corporation Finance
Comapany NameSyra Health Corp
                                                             Office of Trade &
Services
February 14, 2023 Page 2
cc:       Jeffrey Fessler
FirstName LastName